STERLING GROUP VENTURES, INC.

August 7, 2011

Via EDGAR

Division of Corporation Finance
U. S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Anne Nguyen Parker, Branch Chief

Re: Sterling Group Ventures Inc. ("Sterling")
Form 8-K filed on July 11, 2011
File No. 0-51775

I refer to your letter dated July 28, 2011 in relation to the captioned filing.

We believe that the related financial information required by Item 9.01 of Form 8-K is not required as the company being acquired, Chenxi County Hongyu Mining Co. Ltd. ("Hongyu"), is an inactive company holding a mining permit and deposit. No exploration work has been undertaken by Hongyu in respect of the permit. There are no other operations being conducted and there are no activities. The transaction is solely an asset transaction and Hongyu is not a business as defined by US GAAP in ASC 805-10-55-4 through 55-9 (formerly FAS 141R). Our acquisition target is in fact the mining permit of the Gaoping Property ("GP Property") located in Tanjiachang village, Chenxi County, Province of Hunan, China owned by Hongyu. The reason for structuring the transaction to acquire Hongyu rather than the mining permit directly was in order to avoid the complicated administrative procedures required for change of direct ownership of a mining permit in China. While we have acquired a permit, Hongyu does not currently possess any processes to apply the permit, used to create outputs as required in the definition of a business under ASC 805. Accordingly, we are accounting for the acquisition as an acquisition of assets by our company.

At July 8, 2011, the date of the completion of the acquisition, Hongyu had only two assets. One is the mining permit and the other is the deposit placed with the local land administration bureau for undertaking the restoration of land to its present condition when the lease term expires.

We also believe that the information required by Item 2.01(f) of Form 8-K is not required, as Sterling Group Ventures, Inc. ("Sterling") is not a shell company. The Company has been involved in the development of the Dangxiongcuo Salt Lake Project ("DXC") to produce lithium and potash in Tibet, China since September 2005 and cumulatively incurred $1,042,167 in expenditures. DXC is a major asset of Sterling even though the expenditures incurred were expensed according to Sterling's accounting policy. Sterling is now in negotiation with the Chinese partner to sell the project back to them at RMB 12,000,000 (approximately $1,864,656) and expects the transaction will be completed in September 2011.

Sincerely,
Sterling Group Ventures, Inc.

/s/ Raoul Tsakok

Raoul Tsakok, Chairman and Chief Executive Officer

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